November 9, 2026

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: Principal Exchange-Traded Funds
Issuer CIK: 0001572661
Issuer File Number: 333-201935/811-23029
Form Type: 8-A12B
Filing Date: November 9, 2026

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of Principal Growth ETF under the Exchange Act of 1934.

Sincerely,

Toby MacDonald

Toby MacDonald
Manager, Regulation